UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

November 18, 2019

RELEVANT INFORMATION

AVIANCA HOLDINGS ANNOUNCES EXECUTION OF THE CONVERTIBLE LOAN

Avianca Holdings S.A. (the “Company”) informs that on November 18, 2019, the Company, as borrower, and United Airlines, Inc. (“United”) and Kingsland International Group, S.A. or affiliates (collectively, “Kingsland”), as lenders, executed and entered into the $250 million senior secured convertible loan agreement and certain ancillary agreements to consummate the loan agreement (the “Convertible Loan”).

Set forth below is a summary of the principal terms and conditions of the Convertible Loan, which execution was duly approved by the Company’s Board of Directors.

Use of Proceeds – Working capital and general corporate purposes, after repaying all obligations under the Company’s existing $50 million loan from Kingsland (the “Kingsland Loan”).

Conversion Price – $4.6217 per ADS, representing a 35% premium to the 90-day volume-weighted average price, through October 3, 2019, of $3.4235. Following the occurrence of a change of control of the Company, the conversion price will be reduced to $4.1595.

Maturity – Four years from the date of funding.

Interest – 3% per annum PIK.

Security – A pledge of capital stock in the Company’s major subsidiaries.

Mandatory Conversion – The Company may require that the outstanding principal amount of the Convertible Loan, together with all PIK and accrued cash interest thereon, be converted into the Company’s equity upon the satisfaction of the following conditions: (i)(a) the Company’s ADSs trading at or above $7.00 on a volume-weighted average price basis for 112 of 150 consecutive business days (if such conversion occurs on or prior to the first anniversary of the funding of the Convertible Loan) or (b) the Company’s ADSs trading at or above $7.00 on a volume-weighted average price basis for 90 of 120 consecutive business days (if such conversion occurs after the first anniversary of the funding of the Convertible Loan); (ii) the Company’s consolidated average total cash balance being equal to or greater than $700 million over the immediately preceding six-month period; (iii) the non-existence of defaults under the Convertible Loan documentation; and (iv) the non-existence of material litigation.

Conditions Precedent to Funding: Including, but not limited to: (i) obtaining necessary consents for granting collateral interests; (ii) successfully completing the Company’s previously announced re-profiling plan, including obtaining all necessary waivers and consents, as an integral part of the Company’s $2.6 billion liquidity program and profit turnaround (the “Avianca 2021 Plan”); (iii) reducing the Company’s fleet and new aircraft orders (and major maintenance agreements) compatible with Avianca 2021 Plan; (iv) successfully completing the Company’s previously announced exchange offer for its 8.375% Senior Notes due 2020 for new 8.375% Senior Secured Notes due 2020 with participation therein of at least 85% of the outstanding aggregate principal amount of the Company’s currently issued and outstanding 8.375% Senior Notes (which occurred on November 1, 2019); (v) adopting and implementing cost reduction initiatives consistent with the Avianca 2021 Plan and satisfactory to the lenders; and (vi) having a total cash balance of not less than $550 million after giving effect to, among other things, the funding of $250 million of the Convertible Loan and the repayment of the Kingsland Loan.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary